Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our Independent Auditors’ Report to the Shareholders and our Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) dated March 17, 2009, with respect to the consolidated financial statements of Manulife Financial Corporation, included in the 2008 Annual Report (Form 40-F) of Manulife Financial Corporation and the effectiveness of internal control over financial reporting of Manulife Financial Corporation as at December 31, 2008.

We consent to the incorporation by reference of our Independent Auditors’ Reports referred to above in the following Registration Statements:

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Registration Statement (Form S-8 No. 333-12610) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Stock Plan for Non-Employee Directors and Executive Stock Option Plan;

•	Registration Statement (Form S-8 No. 333-13072) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Global Share Ownership Plan;

•	Registration Statement (Form S-8 No. 333-157326) of Manulife Financial Corporation pertaining to the Stock Plan for Non-Employee Directors, Executive Stock Option Plan and Global Share Ownership Plan;

•	Registration Statement (Form S-8 No. 333-91102) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Director Equity Incentive Plan;

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Registration Statement (Form S-8 No. 333-114951) of Manulife Financial Corporation pertaining to the John Hancock Financial Services, Inc. 1999 Long-Term Stock Incentive Plan, as amended and the John Hancock Financial Services, Inc. Non-Employee Directors’ Long-Term Stock Incentive Plan;

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Registration Statement (Form S-8 No. 333-129430) of Manulife Financial Corporation pertaining to the Deferred Compensation Plan for Certain Employees of John Hancock and the Deferred Compensation Plan of the John Hancock Financial Network;

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Registration Statement (Form F-3 Nos. 333-124224 and 333-124224-01) of Manulife Financial Corporation and John Hancock Variable Life Insurance Company pertaining to John Hancock Variable Life Insurance Company’s market value adjustment interests under deferred annuity contracts and Manulife Financial Corporation’s subordinated guarantee relating thereto; and

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Registration Statement (Form F-3 Nos. 333-155649 and 333-155649-01) of Manulife Financial Corporation and John Hancock Life Insurance Company pertaining to John Hancock Life Insurance Company’s SignatureNotes and Manulife Financial Corporation’s subordinated guarantee relating thereto.

Toronto, Canada	Chartered Accountants
March 26, 2009	Licensed Public Accountants